

Mail Stop 3561

June 17, 2008

By Facsimile and U.S. Mail

Joseph Tik Tung Wong
Chief Financial Officer
China Premium Lifestyle Enterprise, Inc.
10/F, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, N.T. Hong Kong

> **RE:** **China Premium Lifestyle, Inc.**
> **File No. 333-120807**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 31, 2008**

Dear Mr. Wong:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that net assets held by your consolidated subsidiaries may be restricted in light of the risk factors disclosed on page 16. Please consider the guidance in Rule 4-08(e)(3) of Regulation S-X to determine whether Schedule I is required by Rule 5-04 of Regulation S-X, and revise if appropriate, or advise us accordingly.

2. Provide Schedule II for your allowance for doubtful accounts. See Rule 5-04 of Regulation S-X.

Selected Financial Data, page 21

3. Expand to include income (loss) from continuing operations, or earnings (loss) before minority interests and income taxes, per common share as required by Item 301 of Regulation S-K.

Critical Accounting Policies, page 23

4. Revise your disclosure of critical estimates to supplement and not duplicate the summary of accounting policies that are already disclosed in Note 2 to the financial statements. Please carefully evaluate each policy and revise your discussion as appropriate to clarify and quantify each critical estimate and clearly identify the assumptions you used to calculate each estimate. Discuss and quantify how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. Refer to Release Nos. 33-8350 and 34-48960.

Results of Operations, page 25

5. Revise the Company's disclosure to provide sales and cost of sales data separately for new and used cars. In this regard, we assume the profit margins are different for new and used cars. Furthermore, revise the disclosure to discuss the impact of price changes and quantity of cars sold.

Contractual Obligations, page 28

6. Revise the table to include your obligations for interest payments on debt. Refer to Item 303 (a) (5) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-3

7. We note that the auditors Clancy and Co., P.L.L.C. were located in Scottsdale, Arizona and that Technorient's operations are in China. Based on this information, it appears that reliance on other auditors located in China may have been necessary for the 2005 audit of Technorient. We further note that you have not furnished the report of such other auditors as required by Rule 2-05 of Regulation S-X. You should revise the filing to include the report of the other auditors that were relied on by the Scottsdale, Arizona firm. If that firm has concluded that they are the principal auditor and that audit reports of other auditors are not also required to be filed, please provide us with the following:

- A detailed explanation of the steps taken by your auditors to express an opinion on your financial statements without making reference in their report to the audits of any other accounting firms. Refer to AU Section 543.

- The name of the firm that performed audit procedures for the operations in China. Indicate if this firm is currently registered with the Public Company Accounting Oversight Board (PCAOB). Confirm, if true, that their audit procedures were performed in accordance with the standards of the PCAOB. Describe in detail the nature of the procedures they performed for which your Scottsdale, Arizona auditors took responsibility.

Consolidated Statement of Income, page F-5

8. We noted from the Company's Statement of Stockholders' Equity that 5,153,499 common shares were issued in 2006 as part of the recapitalization. Explain to us how you calculated the basic weighted average shares outstanding for 2006, and why there are no basic shares outstanding for 2005. Please be detailed in your response.

9. We read your disclosure in note 9 on page F-14 with respect to your investment in FMC. It appears you were required to provide audited financial statements of your equity method investment FMC in accordance with Rule 3-09 of Regulation S-X. Please amend your filing accordingly, or provide us with the supporting calculations you used to determine that separate financial statements under Rule 3-09 of Regulation S-X were not required. In this regard, we note that equity method income for the year ended 2006 equated to approximately 20% of your pre tax income. Also revise to disclose the information required by Rule 4-08 (g) of Regulation S-X.

Consolidated Statement of Stockholders' Equity, page F-6

10. Prospectively, revise to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS no. 130.

Note 1. Background, page F-8

11. Explain to us how you were able to conclude that Technorient was the accounting acquirer. Address each of the factors in paragraph 17.a of SFAS no. 141.

12. Please tell us and disclose in the notes to the financial statements, the conversion terms of the Series A preferred stock issued in exchange for 49% of the issued and outstanding shares of Technorient.

Note 2. Summary of Principal Accounting Policies, page F-8

Basis of Presentation, page F-8

13. Please expand to provide a description of the principles followed in determining the inclusion or exclusion of your subsidiaries in the consolidated financial statements. Further, please identify the companies included in your consolidated financial statements. See Rule 3A-03 of Regulation S-X.

Warranty claims purchase discounts, rebates or sales discounts and returns, page F-12

14. Please revise future disclosure to indicate the amount of sales discounts incurred.

15. We read your disclosure that the Company bears the cost of any returns of spare parts that are not covered by the manufacturer and such costs are charged to earnings in the period which returns are incurred. Explain to us the amounts that have been incurred for the past three years with regard to such returns. Lastly, to the extent such costs are estimable, explain if they have been accrued pursuant to SFAS no. 5; if not, then explain in detail.

Property and Equipment, net, page F-14

16. Explain to us how you are accounting for leasehold improvements. See EITF Issue no. 05-6. Expand your disclosure accordingly.

Note 11. Borrowings and Bills Payable, page F-15

17. Revise future disclosure to present the weighted average interest rate on short term borrowings outstanding as of the date of each balance sheet presented. See Rule 5-02.19 of Regulation S-X.

Note 14. Amounts Due From/To Affiliates and an Associate, page F-16

18. Please tell us and revise future disclosure to clearly present the terms of the amounts due from related parties. In this regard, you disclose that some amounts due from affiliates are interest free, or interest bearing, although such disclosure does not adequately reflect the terms of the advances. See paragraph 2.d of SFAS no. 57.

19. Please expand your disclosure to describe the transactions resulting in the amounts due from affiliates. Further, please explain how you were able to conclude that based upon Mr. Lee being a common director of the entities, including the company, that the entities are under common control.

20. Please disclose your policy for evaluating the collectability of amounts due from related parties. In your response, please provide us an aging of amounts due from related parties showing current amounts, amounts outstanding 30 to 90 days, amounts outstanding 90 days to 180 days and amounts that have been outstanding for more than 6 months.

Controls and Procedures, page 31

21. We note your disclosure that your disclosure controls and procedures were not effective "[t]o ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." Since you have included a portion of the definition of disclosure controls and procedures in your disclosure, please include the entire definition. In future filings, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to Donna DiSilvio, Review Accountant, at (202) 551-3202, or the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant